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SEC FILE NUMBER
8-48436

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackRock Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York	New York	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Greenberg 212-810-3578
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



BlackRock Investments, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AN OATH OR AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BlackRock Investments, LLC (the "Company") for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature   Date 2/24/12

Managing Director and Financial and Operations Principal

Title

Subscribed to before me this 24th day of February, 2012.

Notary Public

MYRNA MOSS
Notary Public-State of New York
No. 01MO6129342
Qualified in New York County
Commission Expires June 20, 2013

BlackRock Investments, LLC
Financial Statements
and Supplemental Information

Year ended December 31, 2011

Contents

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Member of
BlackRock Investments, LLC
New York, New York

We have audited the accompanying statement of financial condition of BlackRock Investments, LLC (the "Company") as of December 31, 2011, and the related statements of income, cash flows, and changes in member's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BlackRock Investments, LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Computation of Net Capital for Brokers-Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to Rule SEC 15c3-3 Under the Securities Exchange Act of 1934 listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects when considered in relation to the basic financial statements as a whole.

Deloitte & Touche LLP

February 24, 2012

BlackRock Investments, LLC
Statement of Financial Condition
December 31, 2011
(Dollar amounts in thousands)

Assets		
Cash	$	49,990
Due from related parties		41,316
Accounts receivable and other assets		470
Total assets	$	91,776
Liabilities		
Due to related parties	$	4,822
Accounts payable and accrued liabilities		130
Due to brokers		35,143
Total liabilities		40,095
Member's Equity		51,681
Total liabilities and member's equity	$	91,776

See accompanying notes to financial statements.

BlackRock Investments, LLC
Statement of Income
Year ended December 31, 2011
(Dollar amounts in thousands)

Revenue	
Commissions	$ 8,317
Distribution fees from related parties	2,499
Marketing fees from a related party	1,580
Administrative revenue from related parties	1,101
Total revenue	13,497
Expenses	
Commissions paid to other broker-dealers	7,630
Administrative expenses incurred to related parties	1,315
General and administrative expenses	467
Total expenses	9,412
Net income attributable to BlackRock Investments, LLC	$ 4,085

See accompanying notes to financial statements.

BlackRock Investments, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2011
(Dollar amounts in thousands)

		Total Member's Equity
December 31, 2010	$	17,596
Capital contribution from BlackRock Financial Management, Inc.		30,000
Net income attributable to BlackRock Investments, LLC		4,085
December 31, 2011	$	51,681

See accompanying notes to financial statements.

BlackRock Investments, LLC

Statement of Cash Flows

Year ended December 31, 2011

(Dollar amounts in thousands)

Cash flows from operating activities	
Net income attributable to BlackRock Investments, LLC	$ 4,085
Changes in operating assets and liabilities:	
Due from related parties	1,059
Accounts receivable and other assets	1,518
Due to related parties	(3,422)
Accounts payable and accrued liabilities	(1,109)
Due to brokers	(1,098)
Cash flows from operating activities	1,033
Cash flows from financing activities	
Capital contribution from BlackRock Financial Management, Inc.	30,000
Cash flows from financing activities	30,000
Net increase in cash and cash equivalents	31,033
Cash and cash equivalents, beginning of year	18,957
Cash, end of year	$ 49,990

See accompanying notes to financial statements.

BlackRock Investments, LLC
Notes to Financial Statements
December 31, 2011

1. Organization

BlackRock Investments, LLC ("BRIL" or the "Company"), is a Delaware limited liability company. The Company is a wholly owned subsidiary of BlackRock Financial Management, Inc. ("BFM" or the "Parent"), which is a wholly owned indirect subsidiary of BlackRock, Inc. ("BLK"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's primary function is to act as the distributor of various BLK sponsored mutual funds and municipal securities, primarily *BlackRock Funds, BlackRock Liquidity Funds, BlackRock Investor Funds* and *BlackRock College Advantage 529 Plan* (collectively, the "Funds").

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents primarily consists of cash, money markets and short-term, highly liquid investments with original maturities, at the date of purchase, of three months or less in which the Company is exposed to market and credit risk. Cash and cash equivalents are carried at either cost or amortized cost which approximates fair value due to their short term maturities. At December 31, 2011, the Company did not have any cash equivalents.

Revenue Recognition

The Company receives commissions on the sale of BLK open-end mutual fund shares and municipal securities. Commission revenue is recorded on the trade date.

Administrative and marketing revenue is based on the components of estimated market value of the services provided and are recognized in the period in which the services are performed.

As the distributor of the Funds, the Company receives various fees from the Funds and re-distributes substantially all of those fees to the ultimate selling dealers of these Funds. In accordance with Accounting Standards Codification ("ASC") *Principal Agent Considerations* ("ASC 605-45"), the Company accounts for these fees net of outgoing dealer payments on the statement of income.

Income Taxes

The Company is a disregarded entity for U.S. tax purposes and generally is not subject to income taxes. BLK is individually liable for income taxes, if any, on the Company's net taxable income. Accordingly, no income tax provision has been recorded.

ASC 740-10, *Income Taxes* provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position would be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not recorded any liabilities on its Statement of Financial Condition pursuant to ASC 740-10 at December 31, 2011.

3. Related Party Transactions

The Company considered Barclays Bank PLC ("Barclays") to be a related party in accordance with ASC 850-10, *Related Party Disclosures*, based on its level of ownership of BLK stock. At December 31, 2011, Barclays owned approximately 2.2% of BLK's voting common stock and held approximately 19.7% of the total capital stock.

The Company earns distribution fees from various Funds on sales of certain mutual fund share classes. Such fees amounted to $2.5 million for the year ended December 31, 2011.

During December 2011, the Company entered into an agreement whereby the Company receives a fee from Barclays for marketing services in connection with various registered securities marketed under the iPath® brand. Fees amounted to $1.6 million for marketing services for the year ended December 31, 2011. The Company had a $1.6 million receivable at December 31, 2011 related to such fees.

In connection with its distribution services, the Company entered into a service agreement with a wholly owned subsidiary of BLK whereby the Company provides certain distribution services for a fee. The service fee is 110% of actual expenses incurred by the Company. Fees earned by the Company during 2011 were $1.1 million and are included in administrative revenue from related parties of which $222 thousand is included within due from related parties at December 31, 2011.

The Company earns administrative fees for marketing of certain BLK sponsored liquidity funds and related administration services provided to the shareholders of those funds. These fees were based on the fair market value of services provided and were received from a variety of affiliated entities. These fees amounted to $8 thousand for the year ended December 31, 2011 and are included in administrative revenue from related parties.

Indirect wholly owned subsidiaries of BLK provide general and administration services to the Company. Charges for such services are based on actual usage or on defined formulas, which in management's view, resulted in reasonable allocations. During the year ended December 31, 2011, the Company incurred charges totaling $1.3 million pursuant to these arrangements, all of which are included in administrative expenses to related parties of which $531 thousand is included within due to related parties at December 31, 2011.

During 2011, as distributor of certain Funds, the Company received fees from the Funds and re-distributes substantially all of those fees to the ultimate selling dealers of these Funds. As referenced in Note 2, these fees are recorded on a net basis. At December 31, 2011, $39.5 million was due from these Funds pursuant to this arrangement and $4.3 million was payable to an indirect wholly owned subsidiary of BLK.

3. Related Party Transactions (continued)

As of December 31, 2011, outstanding amounts related to the above transactions are recorded net in due to and due from related parties where the legal right and intent to offset exists.

4. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any material liability arising under these arrangements is remote. No liability has been recorded on the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statements of the Company at December 31, 2011.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the Company maintain a minimum net capital requirement of the greater of $250 thousand or 2% of aggregate debits, as defined. The Company calculated its net capital requirements using the alternative method under Rule 15c3-1. At December 31, 2011, the Company's regulatory net capital of $44.3 million was $44.1 million in excess of this regulatory requirement.

6. Subsequent Events

The Company reviewed subsequent events occurring through the date that these financial statements were issued, and determined that no additional subsequent events occurred that would require accrual or additional disclosures.

BlackRock Investments, LLC
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the
Securities Exchange Act of 1934
December 31, 2011
(Dollar amounts in thousands)

Total member's equity	$ 51,681
Less: Non-allowable assets, net	7,335
Net capital	$ 44,346
Minimum capital required	$ 250
Capital in excess of minimum required	$ 44,096
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum capital requirement	$ 44,046

Note:
No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report (Form X-17A-5 Part II) filing as of December 31, 2011, as filed on January 26, 2012, as amended on February 23, 2012.

BlackRock Investments, LLC
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2011

The Company is exempt from the provisions of the Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2012

BlackRock Investments, LLC
55 East 52nd Street
New York, NY 10055

In planning and performing our audit of the financial statements of BlackRock Investments, LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 24, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP